UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            M.H. Meyerson & Co., Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                     55301Q
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                                 (CUSIP Number)

            Eugene Whitehouse, Vice President, 525 Washington Blvd.,
                         Jersey City, New Jersey 07310
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 29, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                  SCHEDULE 13D

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|CUSIP No. 55301Q             |         |         Page 2 of 5 Page           |
|                             |         |                                    |
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|    |NAME OF REPORTING PERSON                                               |
|    |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
| 1  |                                                                       |
|    |         Duke & Co., Inc.                                              |
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|    |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ] |
| 2  |                                                               (b) [ ] |
|    |                                                                       |
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|    |SEC USE ONLY                                                           |
| 3  |                                                                       |
|    |                                                                       |
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|    |SOURCE OF FUNDS                                                        |
| 4  |                                                                       |
|    |                    WC                                                 |
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|    |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   |
| 5  |ITEMS 2(D) OR 2(E) [ ]                                                 |
|    |                                                                       |
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|    |CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
| 6  |                                                                       |
|    |                  Florida                                              |
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|Number of    |     |SOLE VOTING POWER                                       |
|Shares Owned |  7  |                                                        |
|By Each      |     |                275,000                                 |
|Reporting    ----------------------------------------------------------------
|Person       |     | SHARED VOTING POWER                                    |
|With         |  8  |                                                        |
|             |     |                 0                                      |
|             ----------------------------------------------------------------
|             |     | SOLE DISPOSITIVE POWER                                 |
|             |  9  |                                                        |
|             |     |                 275,000                                |
|             ----------------------------------------------------------------
|             |     | SHARED DISPOSITIVE POWER                               |
|             | 10  |                0                                       |
|             |     |                                                        |
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|    |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
| 11 |                                                                       |
|    |                              275,000                                  |
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|    |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |
| 12 |                                                                       |
|    |                              [  ]                                     |
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|    |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
| 13 |                                                                       |
|    |                       5.507%                                          |
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| 14 |TYPE OF REPORTING PERSON                                               |
|    |                  B/D                                                  |
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

Item 1.   Security and Issuer.

          This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of M.H. Meyerson & Co., Inc., a New Jersey corporation (the "Issuer"), with its principal executive offices at 525 Washington Blvd., Jersey City, New Jersey 07310.

Item 2.   Identity and Background.

          This Statement is being filed by Duke & Co., Inc. (the "Company"), a corporation incorporated under the laws of the State of Florida. The Company is a broker-dealer licensed by the National Association of Securities Dealers, Inc. The address of the Company's principal business and principal office is 909 Third Ave., New York, New York 10022.

          (d) During the last five years none of the executive officers, directors or controlling persons of the Company have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years none of the executive officers, directors or controlling persons of the Company have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and therefore none of such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On July 29, 1996, the Company purchased 245,000 shares of the Issuer's Common Stock for an aggregate of $811,562.50 ($3 5/16 per share) which was paid in cash that was deducted from the Company's working capital. On October 29, 1996, the Company purchased 30,000 shares of the Issuer's Common Stock for an aggregate of $97,500 $3 1/4 per share) all of which was paid in cash that was deducted from the Company's working capital.

Item 4.   Purpose of Transaction.

          The Common Stock of the Issuer was purchased by the Company solely for investment purposes and the Company does not contemplate any plans or proposals relating to the shares of Common Stock purchased.

Item 5.   Interest in Securities of the Issuer.

          (a) The Company beneficially owns, in the aggregate, 275,000 shares of Issuer's the Common Stock which constitute 5.507% of the Issuer's outstanding Common Stock as of November 6, 1996. None of the Company's executive officers, directors or controlling persons own any shares of the Issuer's Common Stock.

          Since approximately January 1996, the Company has made a market in the Issuer's Common Stock from time to time. As of the date of this Statement, the Company does not hold any of the Issuer's Common Stock in its trading account in connection with market-making activities, but does hold the 275,000 shares of the Issuer's Common Stock purchased by the Company in such account.

          (b) Of the 275,000 shares of Common Stock beneficially owned by the Company, the Company possesses the sole power to vote or direct the vote of all of the shares, and the sole power to dispose of or direct the disposition of all shares.

          (c) On July 29, 1996, the Company purchased 245,000 shares of the Issuer's Common Stock for an aggregate of $811,562.50 ($3 5/16 per share) which was paid in cash that was deducted from the Company's working capital. The securities were purchased in the open market and were purchased solely for investment purposes.

          On October 29, 1996, the Company purchased 30,000 shares of the Issuer's Common Stock for an aggregate of $97,500 $3 1/4 per share) all of which was paid in cash that was deducted from the Company's working capital. The securities were purchased in a public transaction from one of the Company's clients and were purchased solely for investment purposes.

          (d) Aside from the individuals identified in Item 2, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          There are no contracts, arrangements, undertakings or relationships (legal or otherwise) between the Company and any other person with respect to any of the Issuer's securities.

Item 7.   Material to be Filed as Exhibits.

          Not Applicable.


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

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          November 8, 1996
                                          ______________________________

                                          /s/ Edward G. McCabe
                                          ______________________________
                                              (Signature)

                                          Duke & Co., Inc.
                                          ______________________________
                                          By: Edward G. McCabe
                                          Title: Chief Financial Officer


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